INTERFACE, INC.

2859 PACES FERRY ROAD, SUITE 2000

ATLANTA, GEORGIA 30339

October 19, 2017

VIA EDGAR CORRESPONDENCE and EMAIL ONLY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Jennifer Thompson

Re:	Interface, Inc. Form 10-K for the Fiscal Year Ended January 1, 2017 Filed March 2, 2017 File No. 001-33994

Dear Ms. Thompson:

Interface, Inc. (the “Company”) has received the Staff’s follow-up comment letter dated October 5, 2017 with respect to the above-referenced filing. The Company hereby requests that the Staff accept a deferral of the deadline for the Company’s response to the follow-up comment letter to October 27, 2017, six business days after the deadline requested in your follow-up letter. This request is based on conflicting demands related to the Company’s third quarter reporting cycle and related board and board committee meeting schedules.

If there are questions or concerns about the Company’s proposed timeline, please do not hesitate to contact me at (770) 437-6883. Thank you.

Sincerely, INTERFACE, INC. By: /s/ Gregory J. Bauer Gregory J. Bauer Vice President

cc:	David B. Foshee, Vice President, General Counsel and Secretary
David M. Eaton, Esq., Kilpatrick Townsend & Stockton LLP